Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated February 1, 2012
Registration No. 333-178311

Common Stock

        This free writing prospectus relates only to, and should be read together with, the preliminary prospectus dated February 1, 2012 (the "Preliminary Prospectus") included in Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-178331) relating to the initial public offering of the common stock of Roundy's Parent Company, Inc. Prior to the completion of the offering, Roundy's Parent Company, Inc. will change its name to Roundy's, Inc. The information in this free writing prospectus is preliminary and is subject to completion or change. This free writing prospectus is only a summary of the changes included in the Preliminary Prospectus and should be read together with the Preliminary Prospectus included in the Registration Statement. Capitalized terms used, but not defined, herein have the meanings set forth in the Preliminary Prospectus.

        The Preliminary Prospectus includes the following section titled "Prospectus Summary—Recent Unaudited Operating Results":

  Recent Unaudited Operating Results

          We have not yet finalized our financial statement close process for the quarter ended December 31, 2011 and our independent auditors have not yet completed their year-end audit. In connection with the completion of these activities, we may identify items that would require us to make adjustments to our preliminary operating results set forth below. As a result, our financial results could be different from those set forth below and those differences could be material. Our consolidated financial statements for fiscal 2011 will not be available until after this offering is completed, and consequently, will not be available to you prior to investing in this offering.

          Based on our preliminary operating results, we currently expect to report net sales of approximately $3.84 billion for fiscal 2011, representing a 2.0% increase over fiscal 2010. The increase in net sales is due primarily to the impact of new stores, offset by decreased same-store sales, which we expect to report at 0.2% lower than 2010. We expect to report net income of approximately $49 million for fiscal 2011, representing a 6.0% increase over fiscal 2010. The expected increase in net income is due both to the expected increase in net sales as well as to a decrease in our expected provision for income taxes, and is partially offset by an increase in expected interest expense. The decrease in expected provision for income taxes is related to a lower effective tax rate driven by a reduction in state income taxes. The increase in expected interest expense is primarily due to increased interest rates and increased overall levels of indebtedness as a result of the Recapitalization Transaction (as defined below) in April 2010. Adjusted EBITDA is expected to be approximately $224 million for fiscal 2011, representing a 0.5% increase over fiscal 2010. As of December 31, 2011, we expect our long-term debt and capital lease obligations to be approximately $820 million and our total cash and cash equivalents to be approximately $87 million which represent the balances of the corresponding line items on our preliminary consolidated balance sheet as of December 31, 2011, which has been prepared based on our internal records that are currently subject to our annual audit.

          Our financial performance continues to reflect a generally consistent competitive and consumer spending environment in our markets similar to that experienced by us in fiscal 2010. We experienced higher inflation during fiscal 2011 as compared to fiscal 2010, but generally were able to pass through most cost increases as well as offset such increases with effective management of our overall expenses. Our same-store sales were impacted by a generally weak overall economy and competition within our markets in fiscal 2011, similar to what we experienced in fiscal 2010.

          The table below sets forth a reconciliation from our expected net income to our expected Adjusted EBITDA for fiscal 2011. Net income is the most directly comparable financial measure presented in accordance with GAAP and has been estimated based on our preliminary operating results. For a discussion of Adjusted EBITDA, see Note (5) to the tables included in "Summary Historical Consolidated Financial and Other Data."

Fiscal 2011
(unaudited) (in millions)
Net income	$49
Interest expense	69
Amortization of deferred financing costs	4
Provision for income taxes	29
Depreciation and amortization expense	69
LIFO charges	4

Adjusted EBITDA	$224

        In addition, the Preliminary Prospectus, in the sections titled "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Effecting Our Operating Results—Transaction-Related Charges", includes disclosure of estimated compensation expense of approximately $0.9 million for fiscal 2012, approximately $0.8 million for each of fiscal 2013 through fiscal 2016 and approximately $0.1 million for fiscal 2017, that the issuer will incur in connection with the grant of restricted stock to directors, executive officers and non-executive officers being made in connection with the issuer's initial public offering.

        A copy of Amendment No. 3 to the Registration Statement, which includes the Preliminary Prospectus, can be obtained by visiting EDGAR on the SEC web site at www.sec.gov or by following this hyperlink:

http://www.sec.gov/Archives/edgar/data/1536035/000104746912000544/0001047469-12-000544-index.htm

        The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request them by calling Credit Suisse Securities (USA) LLC at 800-221-1037 or J.P. Morgan Securities LLC at 866-803-9204.